Exhibit 14.1

Code of Business Ethics and Business Conduct Policy

Policy No.:	LG01
Date:	10/16/08
Supersedes:	-
Original:	10/16/08

SCOPE

AGY Holdings Corporation (AGY) is committed to the highest standards of business conduct and ethical standards in dealings with its employees, customers, communities, suppliers, and shareholders. This policy applies to AGY’s Board of Directors, Senior Leadership team, and all domestic and foreign employees.

PURPOSE

The purpose of this General Policy Regarding Laws and Business Conduct is to provide a general statement regarding the Company’s expectations as to the legal and ethical nature of conduct of the Company’s Directors, Employees and agents while acting on the Company’s behalf and to provide for the administration of the Company’s Code of Business Conduct. This policy is not intended to affect the status of any employee or to enhance or diminish any contract rights of an employee.

The Code of Business Conduct applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This Code of Business Conduct exceeds the requirements of the definition of a “Code of Ethics” as set forth in the regulations of the United States Securities and Exchange Commission (“SEC”) issued pursuant to Section 406 of the Sarbanes-Oxley Act of 2002. However, for purposes of clarity and to ensure compliance with Section 406, this Code of Business Conduct as it applies to these listed officers is designed to deter wrongdoing and promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code;

5.	accountability for adherence to the Code; and

6.	avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of any material transaction or relationship that reasonably could be expected to give rise to such conflict.

POLICY

Standards of Conduct.

It is the Company’s policy to observe and comply with all Laws applicable to it or the conduct of its business wherever located. In some situations the applicable Law of the United States may

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Code of Business Ethics and Business Conduct Policy

conflict with the applicable Law of another country. In such cases the Company will endeavor to resolve such conflict following the guidance of its Law Department. Where such a conflict cannot be resolved, the applicable Law of the United Stated will be observed and complied with by the Company.

The Code of Business Conduct sets forth specific Corporate Policies governing the conduct of the business of the Company. These policies were developed and are intended to be applied in good faith with reasonable business judgment to enable the Company to achieve its operating and financial goals within the framework of the Law.

It is the personal responsibility of each Director, Employee and agent of the Company to adhere to the standards and restrictions, whether imposed by Law or the Code of Business Conduct, applicable to his or her assigned duties and responsibilities and to conduct himself or herself accordingly. Such standards and restrictions require each Director, Employee and agent to avoid any activities which would involve the Company in any practice which is not in compliance with the Code of Business Conduct. Any Director, Employee or agent who does not adhere to such standards and restrictions is acting outside the scope of his or her employment, responsibilities or agency.

Beyond legal compliance, all Company Directors, Employees and agents are expected to observe high standards of business and personal ethics in the discharge of their assigned duties and responsibilities. This requires the practice of fair dealing, honesty and integrity by Directors and Employees in every aspect of dealing with other Company Employees, the public, the business community, shareholders, customers, suppliers, competitors and governmental and regulatory authorities. Directors and Employees when acting on behalf of the Company shall not take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or other unfair-dealing practices. No false or misleading entries shall be made for any reason in the books, records or any financial documents of the Company, or any materials prepared for or submitted to its accountants or independent auditors, and no employee shall engage in any arrangement that results in such prohibited act.

AGY expects the undivided loyalty of its employees in the conduct of company business. It is important that employees be free from any financial interests or other relationships that might conflict with the best interests of the Company. Accordingly, each employee shall avoid any investment or other interest in another business which would conflict with the proper performance of his/her duties or responsibilities for the Company, or which might interfere with his/her independence of judgment with respect to transactions between the Company and such other business. Employees should contact a Human Resources Representative for more information or questions about conflicts of interest.

IT IS THE POLICY OF THE COMPANY NOT TO DISCRIMINATE AGAINST EMPLOYEES, SHAREHOLDERS, DIRECTORS, CUSTOMERS OR SUPPLIERS ON ACCOUNT OF RACE, COLOR, AGE, SEX, RELIGION, NATIONAL ORIGIN, OR ANY OTHER CATEGORY PROTECTED BY FEDERAL, STATE OR LOCAL LAW. ALL OF SUCH PERSONS SHALL BE TREATED WITH DIGNITY AND RESPECT AND THEY SHALL NOT BE UNREASONABLY INTERFERED WITH IN THE CONDUCT OF THEIR DUTIES AND RESPONSIBILITIES.

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Code of Business Ethics and Business Conduct Policy

Administration of Code of Business Conduct.

The Code of Business Conduct of the Company shall be administered as follows:

1.	Scope of Code of Business Conduct.

The Executive Committee shall, periodically, in light of the experience of the Company, review the Code of Business Conduct, and when necessary or desirable, make recommendations to the Board of Directors (i) to ensure its continued conformance to applicable Law, (ii) to ensure that it meets or exceeds industry standards, and (iii) to ensure that any weaknesses revealed through monitoring, auditing and reporting systems are eliminated or corrected.

2.	Allocations of Responsibility.

The Executive Committee shall be responsible for the administration of the Code of Business Conduct. The Executive Committee shall establish such procedures as it shall deem necessary or desirable in order to discharge this responsibility. Such procedures shall provide for obtaining advice of legal counsel where appropriate. In discharging these responsibilities, the Executive Committee may delegate authority to such committees, officers and other Employees and may engage such agents and advisors as it shall deem necessary or desirable.

3.	Delegation of Substantial Authority.

No Director or Employee of the Company shall delegate substantial authority to any individual whom such Director or Employee knows, or through the exercise of due diligence should know, has engaged in illegal activities or other conduct inconsistent with an effective compliance and ethics program.

a.	For this purpose, persons with “substantial authority” include (i) High Level Personnel, (ii) individuals who exercise substantial supervisory authority, such as a plant manager or a sales manager, and (iii) any other individuals who, although not a part of the Company’s management, nevertheless exercise substantial discretion when acting within the scope of their authority (for example, an individual with authority to negotiate or set price levels or an individual authorized to negotiate or approve significant contracts).

b.	The Policy Committee, in administering the Code of Business Conduct, shall consider, adopt and promulgate guidelines for background checks on individuals who are being delegated substantial authority.

4.	Communication of Policies.

To ensure the continued dissemination and communication of the Code of Business Conduct, the Executive Committee shall take, or cause to be taken, reasonable steps to communicate effectively the standards and procedures included in the Code of Business Conduct to Directors, Employees and agents of the Company.

5.	Monitoring and Auditing.

The Executive Committee shall take reasonable steps to monitor and audit compliance with the Code of Business Conduct, including the establishment of monitoring and auditing systems that are reasonably designed to detect conduct in violation of the Code of Business Conduct by Directors, Employees and agents of the Company.

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a.	To the extent so directed by the Executive Committee, the information developed by the Company’s independent accountants in performing their engagement by the Company and by its internal auditors in the performance of their assigned responsibilities shall be made available to the Policy Committee in its capacity as administrator of the Code of Business Conduct as a means of monitoring and auditing compliance with the Code of Business Conduct.

b.	To the extent so directed by the Executive Committee, the results of periodic health, safety and environmental audits and export administration audits shall be made available to the Policy Committee in its capacity as the administrator of the Code of Business Conduct as a means to monitor and audit compliance with the Code of Business Conduct.

6.	Reporting System.

AGY fosters a free and open atmosphere that allows and encourages employees and others to express work-related concerns about ethical issues, and/or to report violations or suspected violations of laws, regulations, and company policy.

Directors and Employees are both encouraged and obligated to report promptly any violations of the Code of Business Conduct. The Executive Committee shall establish a reporting system that will allow violations of the Code of Business Conduct to be reported and acted upon by Directors, Officers or other Employees of the Company with sufficient authority to deal objectively with the reported matters. All reports and inquiries will be handled confidentially to the greatest extent practicable under the circumstances. The existence and nature of the reporting system shall be communicated to all Employees and, to the extent appropriate, to agents of the Company. The reporting system shall include an Ethics Hotline with the option to report information anonymously. If in doubt about the person to contact, reports should be made to the Ethics Hotline, a Human Resources Representative or any member of the Senior Leadership Team.

It shall be a violation of this Corporate Policy to intimidate or impose any form of retaliation/retribution on any Employee or agent who utilizes such reporting system in good faith to report suspected violations (except that appropriate action may be taken against such Employee or agent if such individual is one of the wrongdoers). Similarly, retaliation is prohibited against any employee who provides accurate information to any law enforcement agency about the suspected commission of any federal offense. Any employee who feels that he or she has been retaliated against or threatened with retaliation for these reasons should report the matter immediately to a Human Resources Representative or any member of the Senior Leadership Team.

7.	Investigation of Violations.

If, through operation of the Company’s compliance monitoring and auditing systems or its violation reporting systems or otherwise, the Company receives information regarding an alleged violation of the Code of Business Conduct, the person or persons authorized by the Executive Committee to investigate alleged violations of the Code of Business Conduct shall, as appropriate, in accordance with procedures established by the Executive Committee:

a.	evaluate such information as to gravity and credibility;

b.	initiate an informal inquiry or a formal investigation with respect thereto;

c.	prepare a report of the results of such inquiry or investigation, including recommendations as to the disposition of such matter;

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d.	make the results of such inquiry or investigation available to the Board of Directors or the Policy Committee for action (including disciplinary action by the Executive Committee); and

e.	recommend changes in the Code of Business Conduct necessary or desirable to prevent further similar violations. The Company may disclose the results of investigations to law enforcement agencies.

8.	Disciplinary Measures.

Directors and Employees will be held accountable for failure to adhere to the Company’s Code of Business Conduct. The Company shall promptly and consistently enforce its Code of Business Conduct through appropriate means of discipline. Pursuant to procedures adopted by it, the Policy Committee or its designee shall determine whether violations of the Code of Business Conduct have occurred. If the violation involves an Employee or agent of the Company, the Policy Committee or its designee shall determine the disciplinary measures to be taken against such Employee or agent. If the violation involves a Director, the violation will be reported to the Board of Directors and the Board of Directors shall determine the disciplinary measures to be taken against such Director.

The disciplinary measures which may be invoked are up to and include termination of employment. Persons subject to disciplinary measures shall include, in addition to the violator, others involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a violation, (ii) persons who if requested to divulge information unjustifiably withhold material information regarding a violation, and (iii) supervisors who approve or condone the violations or attempt to retaliate against Employees or agents for reporting violations or violators.

9.	Waivers.

Any waiver of the requirements of the Code of Business Conduct for Directors or executive officers of the Company may be made only by the Audit Committee of the Company. The Company will promptly disclose such waivers to its shareholders as may be required by Law.

10.	Documentation.

Subject to the applicable document retention program, the Company shall document its compliance efforts and results to evidence its commitment to comply with the standards and procedures set forth above.

11.	Advice and Assistance.

When in doubt about the propriety of a particular course of action, Employees are encouraged to contact a Human Resources Representative, the Ethics Hotline, or a Senior Leadership Team member.

FUNCTIONAL RESTRICTIONS

Deviations or changes to this policy require the approval of the Chief Financial Officer.

It is the responsibility of facility and functional leadership to ensure that changes, updates, and requests for policies is coordinated with the Chief Financial Officer.

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APPROVALS

This Policy has been approved by:

/s/ Wayne Byrne Wayne Byrne Chief Financial Officer Date: 10/21/08	/s/ Doug Mattscheck Doug Mattscheck President & CEO Date: 10/21/08

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